UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-38208

Dragon Victory International Limited

Room 1803, Yintai International Building

Kejiguan Road, Binjiang District, Hangzhou, Zhejiang Province

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐:

Appointments of Directors and Officers

Appointment of Mr. Kim Fung Lai as Independent Director

On December 9, 2021, the nominating and corporate governance committee (the “Nominating Committee”) of the board of directors (the “Board”) of Dragon Victory International Limited (the “Company”) recommended, and the Board appointed, Mr. Kim Fung Lai to serve as an independent director of the Company and as a member of the compensation committee and the Nominating Committee of the Board, effective December 9, 2021. The Board has determined that Mr. Lai satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules.

Mr. Kim Fung Lai, age 55, has been in the financial investment industry since 1996. Mr. Lai has served as an independent director at Goldstone Investment Group Limited, a Hong Kong listed investment holding company (0901.HK), since September 2020. He has also been an independent director since 2019 at AVIC International Capital (Hong Kong), an investment management institution. From July 2017 to August 2020, Mr. Lai served as the chief executive officer and an executive director at DTXS Silk Road Investment Holdings Company Limited, a Hong Kong listed investment company (0620.HK) specializing in the finance, culture, and tourism industries, and was responsible for the management of day-to-day operations and high-level strategizing and business planning. In addition, Mr. Lai served in multiple management positions at Hong Kong China Tourism Group (“HKCTG”) from 1998 to July 2017. As one of the founders of Hong Kong China Tourism Financial Investment Holdings Co., Ltd., a wholly-owned subsidiary of HKCTG, he served as the executive director and a deputy general manager from 2012 to 2017. Mr. Lai also served as a Deputy General Manager of the finance department at HKCTG in charge of capital operation and treasury management from 2007 to 2012. In addition, he was relocated to Florida in the U.S. as the vice president of China Travel Service Investment Co., Ltd from 2002 to 2005, responsible for the disposal of unprofitable assets such as theme parks, hotels, and real estate integrated development projects. Mr. Lai is a founding director of China Mergers & Acquisitions Association (Hong Kong) and serves as Chair of the Industrial Development Committee at the Hong Kong Society of Artificial Intelligence and Robotics. He is also a senior member of both the Chartered Institute of Bankers and the Hong Kong Institute of Bankers. Mr. Lai received his MBA degree from the University of Exeter in 1996 and his master’s degree in Advanced Accounting from the City University of Hong Kong in 2000.

On December 9, 2021, the Company and Mr. Lai entered into a director offer letter (the “Lai Offer Letter”), pursuant to which Mr. Lai will be compensated at a rate of HKD132,000 per year, payable in cash quarterly and at the end of each quarter. The Lai Offer Letter contains customary confidentiality, non-solicitation, and indemnification provisions. The foregoing summary of the Lai Offer Letter does not purport to be complete and is qualified in its entirety by reference to the Lai Offer Letter, a copy of which is filed as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K.

Mr. Lai has no family relationships with any of the executive officers or directors of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Lai and any other person pursuant to which he was appointed as a director. To the best knowledge of the Company, neither Mr. Lai nor any of his immediate family members is a party to any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Appointment of Mr. Sen Lin as Independent Director

On December 9, 2021, the Board also appointed Mr. Sen Lin to serve as an independent director of the Company and as a member of the audit committee and the Nominating Committee of the Board, effective December 9, 2021. The Board has determined that Mr. Lin satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules.

Mr. Sen Lin, age 45, has over 18 years of experience in accounting and auditing. Since March 2021, Mr. Lin has served as the chief financial officer at Shenzhen Thunderstone Technology Co., Ltd., a company focusing on the research and development, production, and sales of electronic cigarettes. He has been an independent non-executive director since July 10, 2017 at Loto Interactive Limited, a Hong Kong listed company (8198.HK) mainly engaged in the provision of data analysis and storage services. From October 2020 to February 2021, Mr. Lin served as a partner at ONEWO Space-Tech Service Co., Ltd., a real property service provider. From June 2017 to April 2019, Mr. Lin served as the chief financial officer of 7Road Holdings Limited, a China-based investment holding company focusing on the development and operation of online games, where he was responsible for overseeing the company’s financial and accounting transactions. From November 2006 to January 2017, he also served as the chief financial officer of Palm Commerce Information Technology (China) Co., Ltd., a company focusing on the development and operation of lottery software, and he was in charge of the company’s overall financial management and investment management. From February 2001 to November 2006, Mr. Lin served as a manager of PricewaterhouseCoopers, and he became a certified public accountant in China in 2010. Mr. Lin received his bachelor’s degree in international business administration from Central University of Finance and Economics in 1998 and an EMBA degree from China Europe International Business School in 2011.

On December 9, 2021, the Company and Mr. Lin entered into a director offer letter (the “Lin Offer Letter”), pursuant to which Mr. Lin will be compensated at a rate of HKD132,000 per year, payable in cash quarterly and at the end of each quarter. The Lin Offer Letter contains customary confidentiality, non-solicitation, and indemnification provisions. The foregoing summary of the Lin Offer Letter does not purport to be complete and is qualified in its entirety by reference to the Lin Offer Letter, a copy of which is filed as Exhibit 10.2 to this Report of Foreign Private Issuer on Form 6-K.

Mr. Lin has no family relationships with any of the executive officers or directors of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Lin and any other person pursuant to which he was appointed as a director. To the best knowledge of the Company, neither Mr. Lin nor any of his immediate family members is a party to any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Appointment of Mr. Bingzhong Wang as President and Director

On December 9, 2021, the Board also appointed Mr. Bingzhong Wang as the president and a director of the Company, effective December 9, 2021.

Mr. Bingzhong Wang, age 38, has extensive experience in financial investment and corporation management. He currently serves as a director at multiple companies including LSQ Investment Management Limited, Metalpha Limited, and Natural Selection Capital Holdings Limited. From July 2017 to October 2020, Mr. Wang has served as the chief executive officer and an executive director at Loto Interactive Limited, a Hong Kong listed company (8198.HK) mainly engaged in the provision of data analysis and storage services. Mr. Wang has served as an independent director at Peking University Resources (Holdings) Co., Ltd. (0618.HK), a Hong Kong-based investment holding company principally engaged in sales of information products and real property-related businesses, since December 2021. Mr. Wang received his bachelor’s degree in Computer Science from Nanjing University in 2005 and his MBA degree from Hong Kong University of Science and Technology in 2013.

On December 9, 2021, the Company and Mr. Wang entered into a director offer letter (the “Wang Offer Letter”), pursuant to which Mr. Wang will be compensated at a rate of HKD760,000 per year, payable in cash quarterly and at the end of each quarter. The Wang Offer Letter contains customary confidentiality, non-solicitation, and indemnification provisions. The foregoing summary of the Wang Offer Letter does not purport to be complete and is qualified in its entirety by reference to the Wang Offer Letter, a copy of which is filed as Exhibit 10.3 to this Report of Foreign Private Issuer on Form 6-K.

On December 9, 2021, the Company and Mr. Wang entered into an employment agreement (the “Wang Employment Agreement”), pursuant to which Mr. Wang will be compensated at a rate of HKD240,000 per annum. The Wang Employment Agreement provides for an initial term of employment of three years and will automatically be extended for successive one-year terms unless it is earlier terminated by the Company or Mr. Wang. The Company may terminate the Wang Employment Agreement (i) at any time for cause or (ii) with six months’ prior written notice or by payment of six months’ salary in lieu of notice without cause. Mr. Wang may terminate the Wang Employment Agreement upon six months’ prior written notice to the Company. The Wang Employment Agreement contains customary confidentiality and non-disclosure provisions. The foregoing summary of the Wang Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the Wang Employment Agreement, a copy of which is filed as Exhibit 10.4 to this Report of Foreign Private Issuer on Form 6-K.

On August 6, 2021, the Company entered into a Consulting and Warrant Issuance Agreement (the “Consulting Agreement”) with Natural Selection Capital Holdings Limited, a Cayman company of which Mr. Wang is the sole shareholder, and Mr. Ming Ni. Pursuant to the Consulting Agreement, Natural Selection Capital Holdings Limited and Mr. Ni agreed to provide certain services to the Company in connection with the development and ultimate transformation of the business of the Company into a blockchain-related business, and the Company agreed to, among other things, issue warrants to Natural Selection Capital Holdings Limited in four equal tranches to purchase an aggregate of 14,000,000 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of the Company. Such warrants will become exercisable on the later of (i) the one-year anniversary of the issuance and (ii) the applicable vesting dates, with exercise prices between $1 and $2.5 per share, and will expire on the 10th anniversary from the date on which they become exercisable. The Company issued the warrants to Natural Selection Capital Holdings Limited on October 29, 2021. The foregoing description of the Consulting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Consulting Agreement, which was filed as Exhibit 10.2 to the Company’s Report of Foreign Private Issuer on Form 6-K dated August 9, 2021.

There are no family relationships between Mr. Wang and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Wang and any other person pursuant to which he was appointed as the president or a director.

Appointment of Mr. Ming Ni as Chief Operating Officer and Director

On December 9, 2021, the Board also appointed Mr. Ming Ni as Chief Operating Officer and a director of the Company, effective December 9, 2021.

Mr. Ming Ni, age 38, has been a private investor since September 2020. From October 2018 to August 2020, Mr. Ni served as the vice president of 36Kr Group, a technology, media, and telecom company focusing on media and technology reports, and was responsible for investor relations and IPO coordination. From January 2016 to September 2018, Mr. Ni served as an executive director of Huarong International Financial Holdings, an investment company focusing on direct investment and asset management, and was responsible for the investment management of the funds and assets managed by the company. Mr. Ni obtained his bachelor’s degree in Physics from Nanjing University in 2005, a master’s degree in Actuary and Investment Science from The Hong Kong Polytechnic University in 2008, and a master’s degree in Financial Mathematics and Statistics from The Hong Kong University of Science and Technology in 2010.

On December 9, 2021, the Company and Mr. Ni entered into a director offer letter (the “Ni Offer Letter”), pursuant to which Mr. Ni will be compensated at a rate of HKD760,000 per year, payable in cash quarterly and at the end of each quarter. The Ni Offer Letter contains customary confidentiality, non-solicitation, and indemnification provisions. The foregoing summary of the Ni Offer Letter does not purport to be complete and is qualified in its entirety by reference to the Ni Offer Letter, a copy of which is filed as Exhibit 10.5 to this Report of Foreign Private Issuer on Form 6-K.

On December 9, 2021, the Company and Mr. Ni entered into an employment agreement (the “Ni Employment Agreement”), pursuant to which Mr. Ni will be compensated at a rate of HKD240,000 per annum. The Ni Employment Agreement provides for an initial term of employment of three years and will automatically be extended for successive one-year terms unless it is earlier terminated by the Company or Mr. Ni. The Company may terminate the Ni Employment Agreement (i) at any time for cause or (ii) with six months’ prior written notice or by payment of six months’ salary in lieu of notice without cause. Mr. Ni may terminate the Ni Employment Agreement upon six months’ prior written notice to the Company. The Ni Employment Agreement contains customary confidentiality and non-disclosure provisions. The foregoing summary of the Ni Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the Ni Employment Agreement, a copy of which is filed as Exhibit 10.6 to this Report of Foreign Private Issuer on Form 6-K.

Pursuant to the Consulting Agreement, on November 30, 2021, the Company issued to Mr. Ni warrants to purchase an aggregate of 2,000,000 Ordinary Shares. Such warrants became exercisable upon issuance, with an exercise price that is the lower of (i) $1.5 per share and (ii) 88% of the lowest daily volume weighted average price of the Ordinary Shares for the 10-trading-day period immediately prior to the exercise of the warrants, and will expire five years after issuance.

There are no family relationships between Mr. Ni and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Ni and any other person pursuant to which he was appointed as the Chief Operating Officer or a director.

Exhibit No.	Description
10.1	Director Offer Letter dated December 9, 2021 by and between the Company and Kim Fung Lai
10.2	Director Offer Letter dated December 9, 2021 by and between the Company and Sen Lin
10.3	Director Offer Letter dated December 9, 2021 by and between the Company and Bingzhong Wang
10.4	Employment Agreement dated December 9, 2021 by and between the Company and Bingzhong Wang
10.5	Director Offer Letter dated December 9, 2021 by and between the Company and Ming Ni
10.6	Employment Agreement dated December 9, 2021 by and between the Company and Ming Ni

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dragon Victory International Limited

Date: December 9, 2021	By:	/s/ Limin Liu
Limin Liu
Chief Executive Officer